FOR IMMEDIATE RELEASE



SUBJECT: Ballard Medical Products Purchases Over Ninety Percent of the Outstanding Capital Stock of Cardiotronics Systems, Inc. and Commences Short-Form Merger.


CONTACT:       Tim J. Way (619) 431-9446



          CARLSBAD, CALIFORNIA, DECEMBER 10, 1996 -- Cardiotronics Systems, Inc. (NASDAQ--CDIO) announced that earlier today Ballard Medical Products, Inc., a Utah corporation whose common stock is publicly traded on the New York Stock Exchange ("Ballard"), acting through its wholly-owned subsidiary, Ballard Acquisition Corporation, purchased 90.177% of the outstanding shares of capital stock of Cardiotronics Systems, Inc. in a private stock purchase transaction. Ballard purchased all of the preferred and common stock holdings of certain venture investors and other individuals for $3.75 per share of common stock or equivalent thereof and paid off approximately $2,700,000 in debt owed by the Company to the venture investors. As part of the transaction, the Company's outstanding line of credit of approximately $5,500,000 has been paid and certain officers and employees of the Company have received retention bonus payments and option payoffs. Immediately following the completion of the stock purchase transactions, Ballard will commence the short-form merger of its wholly-owned subsidiary, Ballard Acquisition Corporation, with and into the Company such that the Company will become the wholly-owned subsidiary of Ballard and each of the remaining shareholders of the Company is either to receive $3.75 per outstanding share of Company common stock or equivalent thereof or to exercise his or her dissenter's rights.

          Additional information may be obtained from the Company at (619) 431-9446.